Exhibit 99.2

FUND RETENTION AGREEMENT

This Fund Retention Agreement (the “Agreement”) dated this 11th day of May, 2012 by and between B-MAVEN, Inc. (the “Company”) located at 3272 Reynard Way, San Diego, California 92103 and Quick Law Group P.C. (the “Fund Retention Agent”) located at 1035 Pearl St., Suite 403, Boulder, Colorado, 80302.

WHEREAS, Fund Retention Agent warrants and represents that he has read and reviewed the Company’s Form S-1 Registration Statement as amended and filed simultaneously with this Agreement; and

WHEREAS, based upon such review and in particular, but not limited to that portion of the Registration Statement under the caption “The Offering,” Fund Retention Agent agrees with the Company to abide by all terms and conditions set forth under the aforesaid heading The Offering. A copy of such Section being annexed hereto as Exhibit A; and

WHEREAS, the Company is in full agreement with Fund Retention Agent with all terms and conditions set forth in the Agreement.

NOW THEREFORE, the parties hereto agree to abide by each of the terms and conditions as set forth in the Company’s Registration Statement as same relate to the Company’s offering of securities and the maintenance of the COLTAF Account.

B-MAVEN, INC.	QUICK LAW GROUP P.C.
3272 Reynard Way	1035 PEARL ST., SUITE 403
San Diego, California 92103	BOULDER, COLORADO 80302

By: /s/ Anna C. Jones	By: /s/ Jeffrey Quick
Anna C. Jones President	Jeffrey Quick

Exhibit A

SUMMARY OF OFFERING

The Offering

B-MAVEN, Inc. (“BMI” or the “Company”) is offering, on a self-underwritten, direct primary basis, a maximum of 2,500,000 shares of its common stock (“Common Stock”) at a price of $0.01 per share. The proceeds from the sale of the shares in this offering will be payable to the Quick Law Group P.C. – COLTAF Account, BMI’s fund retention agent.  Quick Law Group P.C. acts as legal counsel for BMI and, therefore, may not be considered an independent third party. All subscription agreements and checks are irrevocable and should be delivered to Quick Law Group P.C. at the address provided on the Subscription Agreement.

All subscription funds will be held in a noninterest-bearing account pending completion of the offering. The offering may terminate on the earlier of the following events:

(i)

upon the completion of the sale of all 2,500,000 shares; or

(ii)

180 days from the effective date of this document or any extension thereto; the Company having the right, in its sole discretion, to extend the initial offering period for an additional 180 days.

Neither the Company nor any subscriber shall receive interest no matter how long subscriber funds might be held.

The Company will deliver stock certificates attributable to shares of common stock purchased directly to the purchasers within 90 days of the close of the offering or as soon thereafter as practicable.

The offering price of the common stock has been determined arbitrarily and bears no relationship to any objective criterion of value. The price does not bear any relationship to our assets, book value, historical earnings or net worth.

Shares of common stock offered by us:

Maximum of 2,500,000 shares of Common Stock.

Use of proceeds

BMI will apply the proceeds from the offering to pay for accounting fees, legal and professional fees associated with the offering. The total estimated costs of the offering ($65,000) exceed the maximum amount of offering proceeds ($40,000).

Termination of the offering

The offering will conclude when all 2,500,000 shares of common stock have been sold, or 180 days after this registration statement becomes effective with the Securities and Exchange Commission. BMI may at its discretion extend the offering for an additional 180 days.

Risk factors

The purchase of our common stock involves a high degree of risk. The common stock offered in this prospectus is for investment purposes only and currently no market for our common stock exists. Please refer to the sections entitled "Risk Factors" and "Dilution" before making an investment in this stock.

Trading market

None. While a market maker has indicated they will file a Rule 211 application with the Financial Industry Regulatory Authority (“FINRA”) in order to apply for the inclusion of our common stock in the Over-the-Counter Bulletin Board (“OTCBB”), such efforts may not be successful and our shares may never be quoted and owners of our common stock may not have a market in which to sell the shares. Also, no estimate may be given as to the time that this application process will require.

The Company may not be able to meet the requirements for a public listing or quotation of its common stock. Further, even if the Company's common stock is quoted or granted listing, a market for the common shares may not develop.

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